EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE: GENCOR INDUSTRIES ANNOUNCES TENDER OFFER

November 13, 2003 - Gencor Industries, Inc., Orlando-based manufacturer of heavy machinery and equipment, announced today that it has commenced a self-tender offer and exchange offer to purchase all of its outstanding shares of common stock, par value $0.10 per share for $2.00 in cash plus $1.00 in principal amount of its 10% junior subordinated notes for each share. The offer will be subject to the terms and conditions set forth in an offering circular and in a related letter of transmittal. The offering circular, letter of transmittal and other documents related to the offer were distributed to its stockholders today. Gencor expects to use available cash, a credit facility with its bank and the issuance of notes to purchase the shares.

The board of directors has unanimously approved the offer and believes the offer provides liquidity and is fair to its stockholders. The offer expires on December 11, 2003. On November 11, 2003, the last full trading day before the printing of the offering circular, the closing sale price quoted on the Pink Sheets was $2.70 per Share.

For further information regarding this offer and a copy of the offering circular, please contact our information agent, Georgeson Shareholder Communications Inc. at (888) 549-6618.

Gencor Industries is a diversified heavy machinery manufacturer for the production of highway construction materials, synthetic fuels and environmental control machinery and equipment used in a variety of applications.

This press release and the offer may contain forward-looking statements, including but not limited to, statements regarding the future prospects of Gencor. Such statements are subject to numerous risk and uncertainties, including but not limited to the continuing strength of Gencor’s financial condition and Gencor’s ability to continue to generate positive operating results. Further, there are risks and uncertainties associated with Gencor’s business and its industry generally, some of which are beyond Gencor’s control and which include but are not limited to, income from synthetic fuel tax credits, the health of the construction equipment market, global stability, our nation’s mobilization efforts, changes in domestic and international economic conditions, government regulation, political uncertainty in international markets, cyclical demand for Gencor’s products, availability and cost of raw materials, changes in the competitive environment and other factors from time to time contained in Gencor’s reports filed with the SEC.